UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 15, 2023

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Distribution of Dividends from Surplus

Tokyo, May 15, 2023 — Sumitomo Mitsui Financial Group, Inc. (“The Company”, Head Office: Chiyoda-ku, Tokyo, President and Group CEO: Jun Ohta) hereby announces that its board of directors resolved to distribute dividends from surplus with record date dated March 31, 2023.

1. Distribution of Dividend from Surplus

	Dividend for the fiscal year ended March 31, 2023	Most recent dividend forecast (Announced on November 14, 2022)	Dividend paid for the fiscal year ended March 31, 2022
Record date	March 31, 2023	March 31, 2023	March 31, 2022
Dividend per share (Year-end, Yen)	125	115	105
Total amount of dividends (Million Yen)	168,077	-	143,936
Effective date	June 30, 2023	-	June 30, 2022
Source of dividends	Retained earnings	-	Retained earnings

2. Reason

The Company has resolved that the year-end dividend per share for the fiscal year ended March 31, 2023 is 125 yen based on current operating results.

(Reference) Details of the dividends

(Yen)

	Dividend per share
Record date	Interim	Year-end		Annual

Fiscal year ended March 31, 2023	115	125	(*)	240	(*)
Fiscal year ended March 31, 2022	105	105		210

*	The year-end dividend amount for the fiscal year ended March 31, 2023 (125 yen) is subject to the approval at the general shareholder’s meeting scheduled on June 29, 2023.